Exhibit 2.1
CERTAIN INFORMATION (INDICATED BY ASTERISKS) IN THIS EXHIBIT HAS
BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND
EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN
REQUESTED WITH RESPECT TO THE OMITTED PORTION.
PURCHASE AND SALE AND PARTICIPATION AGREEMENT
     THIS PURCHASE AND SALE AND PARTICIPATION AGREEMENT (“Agreement”) is made and entered into as of the 13th day of November 2009, by and between HILLWOOD ENERGY ALABAMA, L.P., a Texas limited partnership formerly known as Hillwood Energy Operating, L.P. (“Seller”), and ENDEAVOUR OPERATING COMPANY, a Delaware corporation (“Purchaser”).
R E C I T A L S:
     Seller desires to sell, and Purchaser desires to purchase, an undivided portion of Seller’s rights in certain oil and gas leases and related assets on the terms and conditions set forth in this Agreement.
     NOW, THEREFORE, in consideration of the premises, the mutual covenants, agreements, and obligations hereinafter set forth, and other good and valuable consideration, the legal sufficiency of which is hereby acknowledged, Seller and Purchaser have agreed and do hereby agree as follows:
ARTICLE I
SALE AND PURCHASE
     1.01 Effective Time. The effective date and time (the “Effective Time”) of the purchase and sale contemplated hereby shall be 12:01 a.m., local time where the applicable properties are situated, on the Closing Date (hereinafter defined).
     1.02 The Subject Interests. Subject to all of the terms and conditions of this Agreement, Seller agrees to sell, convey, and deliver to Purchaser, and Purchaser agrees to purchase, pay for, and accept from Seller, at the Closing (hereinafter defined), but effective as of the Effective Time, an undivided one-half (1/2) of all of Seller’s rights, titles, and interests in and to the following assets (such undivided one-half (1/2) of Seller’s interests being hereinafter referred to as the “Subject Interests”):
(a)	All of the oil and gas leases, options and other rights in oil, gas, and other minerals which are described on attached Exhibit A (the “Leases”);

(b)	Any and all easements, permits, licenses, servitudes, and rights-of-way to the extent the same are assignable and cover, affect, or relate to or are used or held for use in connection with the exploration, development, or operation of any of the Leases, or the production, treating, storage, or transportation of oil, gas, or other minerals or the disposal of water or other wastes therefrom; and

(c)	The contracts, agreements, and instruments listed on Exhibit B attached hereto and made a part hereof for all purposes (the “Contracts”).
     1.03 Specifically Excluded Assets. The Subject Interests do not include, and Seller expressly reserves and retains from this sale, any and all rights and interests of Seller in any and all seismic data, seismic licensing agreements, and seismic licenses, regardless of whether covering or applicable to the lands covered by the Leases or otherwise.
ARTICLE II
MONETARY CONSIDERATION
     2.01 Purchase Price. Subject to potential adjustment as provided in Section 5.03, the purchase price (“Purchase Price”) for the Subject Interests is Seven Million Five Hundred Thousand Dollars ($7,500,000), payable by Purchaser to Seller in immediately available funds at the Closing
     2.02 Allocation of Purchase Price. Purchaser and Seller hereby allocate the Purchase Price among the Subject Interests as set forth on attached Schedule 2.02 and agree to be bound by such allocation for federal income tax and all other purposes incident to this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller represents and warrants to Purchaser as follows:
     3.01 Organization/Good Standing. Seller is duly organized, validly existing, and in good standing under the laws of the state of its formation and has qualified to do business and is in good standing in all jurisdiction(s) where the Subject Interests are situated.
     3.02 Power. Seller has the requisite power and authority to enter into and perform this Agreement and the transactions contemplated hereby. The execution, delivery, and performance of this Agreement by Seller, and the transactions contemplated hereby, will not (a) violate any provision of Seller’s limited partnership agreement or other governing documents, (b) conflict with, result in a breach of, constitute a default (or an event that with the lapse of time or notice, or both, would constitute a default) under any agreement or instrument to which Seller is a party or by which Seller is bound, (c) violate any judgment, order, ruling, or decree applicable to Seller and entered or delivered in a proceeding in which Seller was or is a named party, or (d) to the knowledge of Seller, violate any applicable law, rule or regulation.

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     3.03 Authorization. The execution, delivery, and performance of this Agreement and the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of Seller. This Agreement has been duly executed and delivered on behalf of Seller and, at the Closing, all documents and instruments required hereunder to be executed and delivered by Seller will be duly executed and delivered. This Agreement constitutes and upon Closing such documents and instruments will constitute legal, valid, and binding obligations of Seller, enforceable against Seller in accordance with their terms, subject, however, to the effect of bankruptcy, insolvency, reorganization, moratorium, and similar laws from time to time in effect relating to the rights and remedies of creditors, as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
     3.04 Brokers. Except for the obligations of Seller under the Infinity PSA (hereinafter defined) that are being partially assumed by Purchaser pursuant to Section 10.01 below, Seller has incurred no obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the matters provided for in this Agreement which will be the responsibility of Purchaser, and any such obligation or liability that might exist shall be the sole obligation of Seller.
     3.05 Foreign Person. Seller is not a “foreign person” within the meaning of the Internal Revenue Code of 1986, as amended.

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     3.06 Permits. Seller possesses all material licenses, permits, certificates, orders, approvals, and authorizations necessary to own the Subject Interests and to carry on its business as now conducted.
     3.07 Compliance with Laws. Seller is in material compliance with all laws, ordinances, rules, regulations and orders applicable to Seller’s ownership or operation of the Subject Interests and has not received any notice of claimed non-compliance therewith.
     3.08 Validity. The Leases and all of the Contracts are valid and in full force and effect in accordance with their terms, and Seller is not, and with the lapse of time or giving of notice or both will not be, in material breach or material default with respect to any of its obligations thereunder. No person or entity has given or threatened to give Seller any notice of any material default under the Leases or the Contracts and Seller is not aware of any facts, conditions, or circumstances that could reasonably be expected to give rise to a claim of invalidity of the Leases or the Contracts or breach thereof by Seller.
     3.09 Taxes. To the best of Seller’s knowledge, all ad valorem, property, production, severance, excise, and similar taxes and assessments based on or measured by ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom attributable to the Subject Interests that have become due and payable have been properly and timely paid.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Purchaser represents and warrants to Seller that:
     4.01 Existence. Purchaser is a corporation duly organized and validly existing under the laws of the Commonwealth of Delaware and, upon Closing, will have qualified to do business and be in good standing in all jurisdiction(s) where the Subject Interests are situated.
     4.02 Power. Purchaser has the requisite power and authority to enter into and perform this Agreement and the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Purchaser, and the transactions contemplated hereby, will not (a) violate any provision of Purchaser’s articles of incorporation and bylaws or other governing documents; (b) conflict with, result in a breach of, constitute a default (or an event that with the lapse of time or notice, or both, would constitute a default) under any agreement or instrument to which Purchaser is a party or by which Purchaser is bound, (c) violate any judgment, order, ruling, or decree applicable to Purchaser and entered or delivered in a proceeding in which Purchaser was or is a named party; or (d) to the knowledge of Purchaser, violate any applicable law, rule or regulation.

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     4.03 Authorization. The execution, delivery and performance of this Agreement and the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of Purchaser. This Agreement has been duly executed and delivered on behalf of Purchaser, and at the Closing all documents and instruments required hereunder to be executed and delivered by Purchaser shall have been duly executed and delivered. This Agreement constitutes and upon Closing such documents and instruments shall constitute legal, valid, and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms, subject, however, to the effect of bankruptcy, insolvency, reorganization, moratorium, and similar laws from time to time in effect relating to the rights and remedies of creditors, as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
     4.04 Brokers. Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the matters provided for in this Agreement which will be the responsibility of Seller, and any such obligation or liability that might exist shall be the sole obligation of Purchaser.
ARTICLE V
PURCHASER’S DUE DILIGENCE REVIEW
     5.01 Access of Purchaser; Confidentiality. Pending Closing, Seller will make available to Purchaser, for examination in Seller’s offices during normal business hours, such existing records, files, data, and other information of Seller relating to the Subject Interests as Purchaser may reasonably request and as Seller may lawfully provide without violating any existing agreements with third parties respecting confidentiality or dissemination thereof, including, but not limited to, any and all lease files, land files, well files, production purchase and sale contracts, division order files, abstracts, title opinions, engineering and geological reports, maps, logs, and well records of Seller relating to the Subject Interests. Purchaser, at Purchaser’s sole expense, may copy any portion of such records which Purchaser deems necessary for purposes incident to this Agreement. Seller shall likewise permit Purchaser and its authorized representatives to conduct during normal business hours, at Purchaser’s sole risk and expense, such on-site inspections and inventories of the Subject Interests as Purchaser may reasonably determine necessary. In this regard, Purchaser shall indemnify and hold harmless Seller from and against any and all losses, costs, damages, obligations, claims, liabilities, expenses and causes of action for injuries to persons and/or property arising from Purchaser’s inspection of the Subject Interests, save and except any such claims arising from Seller’s gross negligence or willful misconduct. Pending Closing, Purchaser shall keep any data or information acquired by all such examinations and the results of all analyses of such data and information strictly confidential and shall not disclose any of the same to any third party other than Purchaser’s attorneys, accountants, lenders, and/or consultants, unless otherwise required by law or regulation and then only after written notice to Seller of the need for disclosure and the identity of all intended recipients.

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     5.02 Examination and Review of Subject Interests.
          (a) Defects Assertion Period/Standard of Review. Without limiting Purchaser’s rights under Section 5.01, Purchaser shall have from the date of this Agreement until 5:00 p.m. Dallas, Texas time on November 2, 2009 (the “Defects Assertion Period”) to confirm that Seller has Acceptable Title (hereinafter defined) to the Subject Interests.
          (b) Acceptable Title. As used herein, “Acceptable Title” means, as to each of the Leases, such title (i) as will entitle Purchaser to receive at Closing not less than one-half (1/2) of the number of net mineral acres purported to be covered by the Leases as set forth on attached Exhibit A and (ii) as is free and clear of any liens, security interests, encumbrances, burdens, and claims of any kind, except for Permitted Encumbrances (hereinafter defined).
          (c) Permitted Encumbrances. As used herein, “Permitted Encumbrances” means (i) all rights and interests reserved or retained by Infinity Oil and Gas, Inc. (“Infinity”) in the Leases and the lands covered thereby under or pursuant to that certain Purchase and Sale Agreement dated as of December 28, 2007, between Infinity, as Seller, and Seller, as Purchaser, as amended by letter amendment dated March 16, 2009, between the same parties (as so amended, the “Infinity PSA”) and the conveyances executed by Infinity to Seller pursuant thereto, to include, without limitation, the overriding royalty interests reserved by Infinity pursuant to Section 10.03 of the Infinity PSA and the optional rights of participation of Infinity under Section 10.06 of the Infinity PSA (all of which shall be borne equally by Seller and Purchaser following Closing, subject to Section 10.02 of this Agreement); (ii) lessor’s royalties, overriding royalties, reversionary interests, rights or options to participate, and any similar or other burdens applicable to any of the Leases; (iii) the Contracts; (iv) any and all federal, state, and local regulatory laws, orders and rules to which any of the Leases is presently subject; (v) preferential rights to purchase and required consents and similar agreements with respect to which (a) waivers or consents are obtained prior to the applicable deadlines from the appropriate parties or (b) required notice has been given to the holder of the right and the appropriate time period for asserting the right has expired prior to the applicable deadline without an exercise of the right; (vi) encumbrances relating to the Leases that secure payments to mechanics and materialmen or that secure payment of taxes or assessments that are, in either case, not yet delinquent; (vii) all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of the Leases if they are customarily obtained subsequent to the sale or conveyance; and (viii) easements, rights-of-way, servitudes, permits, conditions existing on or below the surface, regulatory restrictions on drilling or operations, surface leases, surface use restrictions and other surface uses and impediments on, over, or in respect of the Leases, to the extent they do not materially interfere with the rights in or the use or operation of such Leases; (ix) terms and conditions of lessor mortgages and the terms of the Leases; (x) ad valorem taxes or other property taxes due and owing by lessors under the Leases for not more than three (3) years in which no foreclosure procedures have commenced; (xi) all other liens, charges, encumbrances, contracts, agreements, subordination, instruments, obligations, defects and irregularities affecting the Leases that do not (or would not upon foreclosure or other enforcement) materially interfere with or detract from the ownership, operation, value or use of the Subject

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Interests. Such permissible defects under item (xi) include, without limitation, (A) those described by an attorney’s title opinion as advisory only and (B) defects that have been cured by possession under applicable statutes of limitation, defects in the early chain of title such as failure to recite marital status in documents, omission of heirship or succession proceedings, lack of survey and failure to record releases of liens, production payments or mortgages that have expired of their own terms or which through the passage of time or by statute are no longer enforceable or other defects that either as a practical matter have not resulted or are not likely to result in claims that will materially adversely affect Seller’s title based upon customary oil and gas title practice in the jurisdiction where the lands covered by the Leases are located.
     5.03 Notification and Cure of Title Defects/Adjustment of Purchase Price. Purchaser shall promptly notify Seller in writing within the Defects Assertion Period of any circumstance or condition identified or discovered by Purchaser that Purchaser contends renders Seller’s title to the Subject Interests other than Acceptable Title (a “Title Defect”) and Seller shall have the right, but no obligation, from receipt of such notice until the Closing Date to attempt to cure or correct the asserted Title Defect at the sole expense of Seller. If Seller is unable or unwilling to cure or correct the asserted Title Defect(s), the parties shall adjust the Purchase Price by reducing the Purchaser Price to reflect such failures of title based upon the allocated values shown on Schedule 2.02 and the applicable interests shall be excluded from this sale and retained by Seller. Purchaser shall be deemed to have waived any and all Title Defects affecting the Leases that it does not assert in accordance with the foregoing within the Defects Assertion Period, save and except any Title Defects constituting a breach of Seller’s special warranty of title in its conveyance of the Leases to Purchaser (which shall remain actionable by Purchaser in accordance with applicable law).
ARTICLE VI
OPERATION OF THE SUBJECT INTERESTS PENDING CLOSING
     Seller covenants and agrees that from and after the execution and delivery of this Agreement and until the Closing Date:
     6.01 Maintenance of Subject Interests. Seller will maintain the Leases in full force and effect and will not sell, transfer, assign, convey, or otherwise dispose of any of the Subject Interests.
     6.02 No Encumbrances. Seller will not create any lien, security interest, or encumbrance on the Subject Interests, the oil or gas attributable to the Subject Interests, or the proceeds thereof.
     6.03 Operations. Seller will, subject to the rights of affected parties under applicable agreements:
(a)	cause the Subject Interests to be developed, maintained, and operated in compliance with applicable laws, ordinances, rules, regulations, and orders

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and in a prudent, good, and workmanlike manner, maintain insurance now in force with respect to the Subject Interests, and pay or cause to be paid all costs and expenses in connection therewith;

(b)	not take any action or fail to take any action which is reasonably expected to result in termination of any of the Leases forming a part of the Subject Interests;

(c)	perform and comply with all of its obligations under any agreements relating to or affecting the Subject Interests;

(d)	not enter into any gas sales contract or crude oil sales or supply contract with respect to the Subject Interests;

(e)	if any approval or consent by any federal, state, or local governmental authority is required to vest good and indefeasible title to any of the Subject Interests in Purchaser at Closing, exercise its best efforts, to obtain all such required approvals or consents at Seller’s expense; and

(f)	through Closing, give prompt written notice to Purchaser of any notice of default (or written threat of default, whether disputed or denied) received or given by Seller under any instrument or agreement affecting the Subject Interests to which Seller is a party or by which it or any of the Subject Interests is bound.
ARTICLE VII
CONDITIONS TO THE OBLIGATION OF SELLER TO CLOSE
     Seller’s obligation to consummate the transactions provided for herein is subject only to the satisfaction or waiver by Seller on or before the Closing Date of the following conditions and Purchaser shall utilize its reasonable endeavors to cause each such condition to be so satisfied or waived:
     7.01 Representations. The representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of that date.
     7.02 Performance. Purchaser shall have performed in all material respects all obligations, covenants, and agreements required to be performed by it under this Agreement at or prior to the Closing.

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     7.03 Officer’s Certificate. Purchaser shall have delivered to Seller a certificate of an executive officer dated the Closing Date, certifying on behalf of Purchaser that the conditions set forth in Sections 7.01 and 7.02 have been fulfilled.
     7.04 Pending Matters. No suit, action, or other proceeding by a third party or a governmental authority shall be pending or threatened which seeks substantial damages from Seller in connection with, or seeks to restrain, enjoin, or otherwise prohibit, the consummation of the transactions contemplated by this Agreement.
ARTICLE VIII
CONDITIONS TO THE OBLIGATION OF PURCHASER TO CLOSE
     Purchaser’s obligation to consummate the transactions provided for herein is subject only to the satisfaction or waiver by Purchaser on or before the Closing Date of the following conditions, and Seller shall utilize its reasonable endeavors to cause each such condition to be so satisfied or waived:
     8.01 Representations. The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of that date.
     8.02 Performance. Seller shall have performed in all material respects all obligations, covenants, and agreements required to be performed by Seller under this Agreement at or prior to the Closing.
     8.03 Officer’s Certificate. Seller shall have delivered to Purchaser certificates of an executive officer of Seller, dated the Closing Date, certifying on behalf of Seller that the conditions set forth in Sections 8.01 and 8.02 have been fulfilled.
     8.04 Pending Matters. No suit, action, or other proceeding by a third party or a governmental entity shall be pending or threatened which seeks substantial damages from Purchaser in connection with or, seeks to restrain, enjoin or otherwise prohibit, the consummation of the transactions contemplated by this Agreement.

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ARTICLE IX
CLOSING
     9.01 Time and Place of Closing. If the conditions to Closing have been satisfied or expressly waived by the party entitled to the benefits thereof, the consummation of the transactions contemplated hereby (“Closing”) shall take place at the offices of Seller in Dallas, Texas on November 30, 2009, or at such other place and time as Seller and Purchaser may mutually agree in writing. Such date or any alternative date so agreed upon by Seller and Purchaser is referred to herein as the “Closing Date.”
     9.02 Deliveries at Closing. At the Closing:
(a)	Seller shall execute, acknowledge and deliver to Purchaser a Partial Assignment in substantially the form attached hereto as Exhibit C (the “Partial Assignment”), conveying the Subject Interests to Purchaser as provided hereby, as well as any and all federal and state forms of assignment, as prepared by Purchaser, that may be necessary to effectuate transfer of Seller’s rights therein to Purchaser with those authorities;

(b)	Purchaser shall deliver the adjusted Purchase Price to Seller;

(c)	Seller and Purchaser shall execute and deliver (i) a joint operating agreement that is substantially identical in form and substance to that attached hereto as Exhibit D (the “Hillwood-Endeavour JOA”) and (ii) a separate administrative supplement to the Hillwood-Endeavour JOA that is substantially identical in form and substance to that attached hereto as Exhibit E (the “Hillwood-Endeavour JOA Supplement”).

(d)	Purchaser and Seller shall execute and deliver a settlement statement (the “Preliminary Settlement Statement”) prepared by Seller and setting forth the Purchase Price and any adjustments thereto agreed upon by the parties, using the best information available; and

(e)	Purchaser and Seller shall execute such other instruments and take such other action as may be necessary to carry out their respective obligations under this Agreement.
ARTICLE X
POST-CLOSING OBLIGATIONS

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     10.01 Payment of Final Closing Consideration and Drilling of Qualified Wells under Infinity PSA. Purchaser acknowledges that Seller’s rights in the Leases are subject to the obligation to pay the “Final Closing Consideration” (herein so called) to Infinity under Section 2.01(b) of the Infinity PSA and the obligation to drill four (4) “Qualified Wells” (as defined in Section 10.05 of the Infinity PSA and herein so called) on or before June 30, 2010, that none of the Final Closing Consideration has been paid to date, that none of the Qualified Wells has been drilled to date, and that ownership of the Leases (including the Subject Interests) will revert to Infinity if Seller (and Purchaser upon Closing) fail to pay the Final Closing Consideration or fail to drill any of the Qualified Wells as specified in Section 10.05 of the Infinity PSA. As a material consideration of this Agreement to Seller, Purchaser, upon Closing, hereby (a) assumes and agrees to pay timely to Infinity one-half (1/2) of the Final Closing Consideration and (b) agrees to participate in and timely pay for its working interest share (including all of the carried costs forth in Section 10.02 below) of the costs of drilling the Qualified Wells in accordance with Section 10.05 of the Infinity PSA (with Seller to have the exclusive right to propose the Qualified Wells pursuant to the Hillwood-Endeavour JOA, as hereinafter defined). Notwithstanding any provisions of the Hillwood-Endeavour JOA to the contrary, if Purchaser fails to timely pay any such sums or so participate in the drilling of any of the Qualified Wells for more than five (5) days following Purchaser’s written notice of default from Seller, Seller may, but shall not be obligated to, perform such obligation(s) of Purchaser, in which event, without limiting Seller’s other rights and remedies, all rights and interests of Purchaser in the Leases shall, at the written election of Seller, automatically revert to Seller without necessity of other or further notice on its part, free and clear of liens, claims, and encumbrances of any kind created by, through, or under Purchaser.
     10.02 Purchaser’s Obligation to Carry Certain Well Costs. In addition to its obligation to pay its own working interest share of expenses, Purchaser hereby agrees, upon Closing, to “carry” and timely pay or reimburse to Seller all of the costs and expenses attributable to Seller’s retained 50% interest in the Leases in connection with the drilling and completion and equipping or plugging and abandoning of wells on the lands covered by the Leases until such time as Purchaser shall have borne and paid to or for the credit of Seller the total out-of-pocket sum of $***** in such carried expenditures (exclusive of costs attributable to Purchaser’s own working interest), at which time Seller shall resume responsibility for payment of the costs and expenses attributable to its retained (50%) working interest share of the Leases.
     10.03 Hillwood-Endeavour JOA/Infinity Participation Rights. Hillwood shall convey the Subject Interests to Purchaser at Closing subject to the participation rights of Infinity under Section 10.06 of the Infinity PSA, subject to the Hillwood-Endeavour JOA, and subject to the Hillwood-Endeavour JOA Supplement. Seller and Purchaser acknowledge and agree that, upon Closing, the participation rights of Infinity under Section 10.06 of the Infinity PSA shall encumber their respective interests in the Leases equally. In the event of any conflict between this Agreement

*****	INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

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and the Hillwood-Endeavour JOA and/or the Hillwood-Endeavour JOA Supplement or the Hillwood-Endeavour JOA II (hereinafter defined), this Agreement shall in all respects govern and control as between Seller and Purchaser.
     10.04 Effect of Non-Participation Election in Wells other than Qualified Wells. Notwithstanding any provisions of this Agreement or the Hillwood-Endeavour JOA to the contrary, Seller and Purchaser agree that, as between themselves and their respective successors and assigns, in the event of a non-consent election by either Seller or Purchaser in any well under the Hillwood-Endeavour JOA (other than a Qualified Well as addressed in Section 10.01 hereof) or the Hillwood-Endeavour JOA II, then the non-consenting party shall not only relinquish to the consenting party the rights specified in Article XVI C of the Hillwood-Endeavour JOA or Article XVI C of the Hillwood-Endeavour JOA II, whichever is applicable, but also all rights of the non-consenting party in 1280 acres adjoining such well as designated by the consenting party in its sole discretion, and the non-consenting party shall have no right to participate in any subsequent wells proposed upon such 1280 acres.
     10.05 Hillwood-Endeavour AMI. Upon Closing, Hillwood and Endeavour hereby establish an area of mutual interest between them covering the lands in Greene, Sumter, and Hale Counties, Alabama that are outlined in red on the plat attached hereto as Exhibit “F” and made a part hereof for all purposes (the “Hillwood-Endeavour AMI”) as follows:
          (a) To the extent lands within the “Project AMI” (as defined in Section 10.03 of the Infinity PSA and hereinafter referred to as the “Hillwood-Infinity AMI”) between Seller and Infinity are also within the Hillwood-Endeavour AMI, Seller and Purchaser acknowledge and agree that (a) their respective interests in rights acquired in the Hillwood-Infinity AMI shall be subject proportionately to the rights of Infinity in the Hillwood-Infinity AMI on the terms set forth in Section 10.03 of the Infinity PSA and (b) upon Closing, Hillwood and Endeavour shall own in equal shares Hillwood’s rights of participation in the Hillwood-Infinity AMI. The Hillwood-Endeavour AMI established under this Agreement shall govern acquisitions of interests by Hillwood and Endeavour as between those parties and their respective successors and assigns and is not intended and shall not be deemed or construed as a contract for the benefit of Infinity or any other third party. In no event shall this Agreement enlarge or otherwise modify the rights of Infinity with respect to Hillwood-Infinity AMI or create or be deemed to create any rights of any kind in favor of Infinity with respect to the Hillwood-Endeavour AMI.
          (b) If Seller or Purchaser or any of their respective Affiliates (hereinafter defined) directly or indirectly acquires from a third party any right, title, or interest of any kind, beneficial or otherwise, in oil, gas, and other minerals (including, without limitation, fee mineral interests, royalty interests, leasehold working interests, and overriding royalty interests) in lands within the Hillwood-Endeavour AMI from a third party which is not an Affiliate of the acquiring party (hereinafter referred to as an “Acquired Interest”), then party acquiring such interest (the “Acquiring Party”) shall promptly give written notice of the acquisition to the other party (the “Non-Acquiring Parties”). The notification must describe the lands (and depth limitations, if any) involved in the

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Acquired Interest, the extent of the interest, and the total consideration and other acquisition costs involved (including brokers’ fees, attorneys’ fees, and any other expenses directly associated with such acquisition), together with all other details, terms, and conditions with respect to the Acquired Interest. If the Acquired Interest is partly within and partly outside the Hillwood-Endeavour AMI, the right of the Non-Acquiring Party to participate in the acquisition shall not extend to any land except that within the Hillwood-Endeavour AMI. If the Acquiring Party and the third party transferor have not otherwise allocated the consideration paid for the Acquired Interest within the Hillwood-Endeavour AMI and the consideration paid for the Acquired Interest outside the Hillwood-Endeavour AMI, then the purchase price shall be allocated in good faith by the Acquiring Party in a manner that is fair under the circumstances surrounding the transaction.
          (c) As to each Acquired Interest, the Non-Acquiring Party has the option, but not the obligation, to participate for its fifty percent (50%) share of the Acquired Interest on the same terms as the Acquiring Party. The Non-Acquiring Party electing to participate in an Acquired Interest must notify the Acquiring Party of its election within fifteen (15) days (forty-eight (48) hours if an active drilling rig, completion rig, or workover rig is within two (2) miles of the land included within the Acquired Interest and the notice from the Acquiring Party advises of that fact and the hastened notice period) after receipt of notice from the Acquiring Party. Failure of the Non-Acquiring Party to timely elect will be deemed an election not to participate in the Acquired Interest. A Non-Acquiring Party electing to participate in the Acquired Interest must pay its share of the total consideration and other acquisition costs to the Acquiring Party within ten (10) days after receipt of invoice therefore from the Acquiring Party, and must assume its proportionate share of the cost of all obligations relating to the Acquired Interest. If the acquisition is in the form of an agreement (such as a farmout agreement) that requires the drilling of a well or providing other in-kind consideration in order to earn the Acquired Interest, then the election of any party to participate in the Acquired Interest shall be deemed to be an election to participate in the drilling of the well or performance of such other obligation as may be required to earn such interest. If the Acquired Interest is in the form of an agreement that requires continuous drilling operations in order to earn or retain such interest, then the election of any party to participate in the acquisition shall be deemed to be an election to participate in the drilling of all wells required to earn or retain such interests.
          (d) Promptly upon receipt of payment by a participating party, the Acquiring Party will execute and deliver all such assignments, conveyances, and other documents as may be necessary to vest title to the Acquired Interests in the parties entitled to participate therein, subject to this Agreement, without reservation or creation of an interest (such as an overriding royalty interest or carried interest) unless such creation is contemplated by the acquisition agreement in favor of the third party transferor. The assignment shall contain a warranty of title by, through, and under the Acquiring Party, but not otherwise, and, to the extent permitted by law, the Non-Acquiring Party shall be subrogated to the Acquiring Party’s rights in and to any representations, warranties, and covenants given by third parties with respect to the Acquired Interest.

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          (e) Any interests acquired as a result of these AMI provisions shall become a part of the Contract Area under the Hillwood-Endeavour JOA or the Hillwood-Endeavour JOA II, as applicable, except that (a) the ownership therein may differ based upon the elections of the various parties as set forth above and (b) if, after the elections of the various parties set forth above, only one party is owner of the interests acquired, then such interests shall not become a part of the Contract Area and shall be excluded from this Agreement.
          (f) The Hillwood-Endeavour AMI shall be for an initial term of five (5) years following Closing. Upon expiration of such five year period, the Hillwood-Endeavour shall terminate except as to those lands within the Hillwood-Endeavour AMI in which Seller and Purchaser then jointly own oil and gas leasehold rights, but shall thereafter continue as to such lands for the duration of the applicable oil and gas leases covered thereby and any extensions or renewals thereof that may be acquired within six (6) months following termination of the applicable lease(s).
          (g) At Closing Seller and Purchaser shall execute a second operating agreement, in the form attached hereto as Exhibit G (the “Hillwood-Endeavour JOA II), which second operating agreement shall only govern the relationship between the parties hereto with regard to that portion of the lands contained within the Hillwood-Endeavour AMI which are outside the Hillwood-Infinity AMI. The second operating agreement shall contain, as an exhibit thereto, a plat showing the boundaries of the Hillwood-Endeavour AMI outlined in red, and the Hillwood-Infinity AMI, which is the area identified by the cross-hatched lines.
          (h) As used in this Agreement, (i) “Affiliate” means, as to any person or entity, each other person or entity that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with, such person or entity; and (ii) “control” (including the terms “controls,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract, or otherwise.
     10.06 Revenues and Expenses Attributable to the Subject Interests. Except as otherwise specifically provided elsewhere in this Agreement, all monies, refunds, proceeds, receipts, credits, receivables, accounts and income attributable to the Subject Interests (a) for all periods of time from and after the Effective Time shall be the sole property and entitlement of the Purchaser, and, to the extent received by Seller, Seller shall fully disclose and account therefor to Purchaser promptly, and (b) for all periods of time prior to the Effective Time shall be the sole property and entitlement of Seller, and if received by Purchaser, Purchaser shall fully disclose and account therefor to Seller promptly.

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     10.07 Further Assurances. After Closing, Seller and Purchaser agree to take such further actions and to execute, acknowledge, and deliver all such further documents that are necessary or useful in carrying out the purposes of this Agreement or of any document delivered pursuant hereto, including, but not limited to, the execution and delivery of such federal and state forms prepared by Purchaser as may be requisite for recognition of the transfer of the Subject Interests by applicable federal and state authorities and of such memoranda or other documents as may be requisite to confer public notice of the parties’ rights under Article X of this Agreement.
ARTICLE XI
TERMINATION
     11.01 Right of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time at or prior to the Closing:
(a)	By mutual consent of the parties;

(b)	By Purchaser by notice delivered to Seller on or before Closing if all conditions described in Article VIII shall not have been met and such noncompliance shall not have been caused or waived by the actions or inactions of Purchaser;

(c)	By Seller by notice delivered to Purchaser on or before Closing if all conditions described in Article VII shall not have been met and such noncompliance shall not have been caused or waived by the actions or inactions of Seller; or

(d)	By either Seller or Purchaser if Closing has not occurred by December 14, 2009, without fault, breach, or default on the part of the terminating party.
     11.02 Redelivery of Documents. If this Agreement is terminated as provided in this Article XI, each party will redeliver all documents, work papers, and other materials of the other party relating to the transaction contemplated by this Agreement, whether obtained before or after the execution of this Agreement, to the party furnishing the same, and all information received by any party to this Agreement with respect to the business of any other party shall not at any time be used for the advantage of, or disclosed to third parties by, such party to the detriment of the party furnishing such information; provided, however, that this Section 11.02 shall not apply to any documents, work papers, materials, or information which is a matter of public knowledge or which has heretofore been or is hereafter published in any publication for public distribution or filed as public information with any governmental authority or is otherwise in the public domain.

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     11.03 Remedies for Failure to Close. (a) If Seller fails or refuses to close without cause or justification authorized in this Agreement, and if Purchaser is not in default hereunder and is itself ready, willing, and able to close hereunder, Purchaser, as its exclusive remedies, shall be entitled either to (i) terminate this Agreement or (ii) sue for specific performance of this Agreement in a court of competent jurisdiction; and (b) if Purchaser fails or refuses to close without cause or justification authorized in this Agreement, and if Seller is not in default hereunder and is itself ready, willing, and able to close hereunder, Seller shall be entitled either to (i) terminate this Agreement or (ii) sue for specific performance of this Agreement in a court of competent jurisdiction.
ARTICLE XII
TAXES
     12.01 Proration of Ad Valorem and Property Taxes. All ad valorem taxes, real property taxes, personal property taxes, and similar obligations concerning the Subject Interests with respect to the tax period in which the Effective Time occurs (“Property Taxes”) shall be prorated between the parties at the Closing, according to their respective interests, as of the Effective Time.
     12.02 Sales Taxes. The Purchase Price excludes any sales taxes or other taxes required to be paid in connection with the sale of property pursuant to this Agreement. Purchaser shall be liable for all sales, use, and other taxes, conveyance, transfer, and recording fees and real estate transfer stamps or taxes that may be imposed on any transfer of property pursuant to this Agreement. These taxes shall be collected and remitted under applicable law. Purchaser shall indemnify and hold Seller harmless with respect to the payment of any of these taxes including any interest or penalties assessed thereon.
     12.03 Other Taxes. All taxes (other than income taxes) which are imposed on or with respect to the production of oil, natural gas, or other hydrocarbons or minerals or the receipt of proceeds therefrom (including but not limited to severance, production, and excise taxes) shall be apportioned between the parties based upon the respective shares of production taken by the parties.
     12.04 Cooperation. Each party to this Agreement shall provide the other party with reasonable access to all relevant documents, data, and other information which may be required by the other party for the purpose of preparing tax returns and responding to any audit by any taxing jurisdiction. Each party to this Agreement shall cooperate with all reasonable requests of the other party made in connection with contesting the imposition of taxes. Notwithstanding anything to the contrary in this Agreement, neither party to this Agreement shall be required at any time to disclose to the other party any tax return or other confidential tax information.

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ARTICLE XIII
MISCELLANEOUS
     13.01 Governing Law/Forum for Disputes. Except for the Partial Assignment and any other instruments utilized to effectuate transfer of ownership of and title to the Subject Interests to Purchaser, which shall be governed by the laws of the jurisdiction in which the lands covered by the Leases are located, this Agreement shall be governed by and interpreted in accordance with the laws of the State of Texas, without regard to conflict of law rules that would direct application of the laws of another jurisdiction. In the event of any litigation or other proceeding in connection with this Agreement, the venue for any such proceeding shall be in a court of competent jurisdiction located in Fort Worth, Tarrant County, Texas, and the prevailing party shall be entitled to recover its reasonable attorneys’ fees and costs incurred therein from the other party, in addition to any damages awarded.
     13.02 Waiver of Jury Trial. SELLER AND PURCHASER HEREBY WAIVE ANY AND ALL RIGHTS TO TRIAL BY JURY REGARDING ANY CLAIMS OR DISPUTES ARISING UNDER OR IN CONNECTION WITH THE NEGOTIATION, FORMATION, EXECUTION, DELIVERY, PERFORMANCE AND/OR NON-PERFORMANCE OF THIS AGREEMENT AND ANY AND ALL INSTRUMENTS AND DOCUMENTS EXECUTED PURSUANT HERETO OR IN CONNECTION HEREWITH.
     13.03 Entire Agreement. This Agreement, all agreements and instruments executed in connection herewith constitute the entire agreement between the parties and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no representations, warranties, or promises, whether written or oral, to, from, or between the parties relating to the transactions contemplated hereby, save and except as expressly set forth in this Agreement and its exhibits and schedules. Likewise, in entering into this Agreement, neither Seller nor Buyer has relied upon any representations, warranties, or promises by on or behalf of the other party save and except as are expressly set forth in this Agreement and its exhibits and schedules. No supplement, amendment, alteration, modification, waiver, or termination of this Agreement shall be binding unless executed in writing by the parties hereto.
     13.04 Waiver. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
     13.05 Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.
     13.06 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns.

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     13.07 Notices. Any notice provided or permitted to be given under this Agreement shall be in writing, and may be served by personal delivery or by registered or certified U.S. mail, addressed to the party to be notified, postage prepaid, return receipt requested. Notice deposited in the mail in the manner hereinabove described shall be deemed to have been given and received on the date of the delivery as shown on the return receipt. Notice served in any other manner (including by facsimile delivery) shall be deemed to have been given and received only if and when actually received by the addressee. For purposes of notice, the addresses of the parties shall be as follows:
SELLER:
Hillwood Energy Alabama, LP
13600 Heritage Parkway, Suite 200
Fort Worth, Texas 76177
Attn: Mark Rollins
Telephone: 817-224-6031
Fax: 817-224-6076
with a copy to:
William M. Kerr, Jr.
Kelly, Hart & Hallman, P.C.
301 Congress Avenue, Ste. 2000
Austin, Texas 78701-2944
Direct: 512.495.6421
Fax: 512.495.6600
PURCHASER:
Endeavour Operating Company
1001 Fannin, Suite 1600
Houston, Tx 77010
Attn: William L. Transier,
         Chairman, CEO and President
Telephone: 713.307.8700
Fax: 713.307.8793
with a copy to:
J. Kirby Barry
Burleson Cooke L.L.P.
711 Louisiana Street, Suite 1701

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Houston, Texas 77002
Direct: 713.358.1768
Fax: 713.358.1717
Each party shall have the right, upon giving three (3) days prior notice to the other in the manner hereinabove provided, to change its address for purposes of notice to any other appropriate street address.
     13.08 Expenses. Each party shall be solely responsible for all expenses incurred by it in connection with this transaction (including, without limitation, fees and expenses of its own legal counsel and accountants).
     13.09 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced under any rule of law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner with respect to either party.
     13.10 No Third-Party Beneficiaries. This Agreement is not intended to create, nor shall it be construed to create, any rights in any third party under doctrines concerning third party beneficiaries.
     13.11 Survival. This Agreement is intended, in part, to evidence the continuing rights and obligations of the parties following Closing and, except as otherwise expressly provided herein, all of the representations, warranties, covenants, and obligations of the parties are hereby expressly made to survive Closing. Notwithstanding the foregoing, the representations and warranties of Seller under Sections 3.06-3.09 of this Agreement shall survive only for 180 days following Closing under this Agreement.
     13.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     13.13 Construction of Ambiguity. In the event of any ambiguity in any of the terms or conditions of this Agreement, including any exhibits hereto and whether or not placed of public record, such ambiguity shall not be construed for or against any party hereto on the basis that such party did not author the same.
     13.14 Certain Disclaimers. WITH RESPECT TO ANY INFORMATION WHICH EITHER SELLER OR PURCHASER HAS DIRECTLY OR INDIRECTLY FURNISHED OR OTHERWISE DISCLOSED TO THE OTHER PARTY, IT IS UNDERSTOOD AND AGREED THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE DISCLOSING

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PARTY DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES AS TO THE ACCURACY, COMPLETENESS OR FITNESS FOR A PARTICULAR PURPOSE THEREOF. IT IS FURTHER UNDERSTOOD AND AGREED THAT THE DISCLOSING PARTY SHALL NOT HAVE ANY LIABILITY OR RESPONSIBILITY TO THE RECEIVING PARTY OR TO ANY OTHER PERSON OR ENTITY RESULTING FROM THE USE OF OR RELIANCE UPON ANY SUCH INFORMATION SO FURNISHED OR OTHERWISE PROVIDED, SAVE AND EXCEPT TO THE EXTENT CONSTITUTING A BREACH OF THE DISCLOSING PARTY’S EXPRESS REPRESENTATIONS, WARRANTIES, OR COVENANTS UNDER IN THIS AGREEMENT AS ELSEWHERE PROVIDED HEREIN.
[SIGNATURES ON FOLLOWING PAGE(S)]

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     EXECUTED as of the date first set forth above.

SELLER: HILLWOOD ENERGY ALABAMA, LP, a Texas limited partnership f/k/a Hillwood Energy Operating, L.P.
By:	HW Energy GP, LLC, a Texas limited liability company, its General Partner

By:	/s/ A. P. Smith
Printed Name:	A. P. Smith
Title:	President and CEO

PURCHASER: ENDEAVOUR OPERATING COMPANY, a Delaware corporation
By:	/s/ William L. Transier
William L. Transier
Chairman, CEO and President

LIST OF EXHIBITS & SCHEDULES

Exhibit A	The Leases
Exhibit B	The Contracts
Exhibit C	The Partial Assignment
Exhibit D	Hillwood-Endeavour JOA
Exhibit E	Hillwood-Endeavour JOA Supplement
Exhibit F	Hillwood-Endeavour AMI
Exhibit G	Hillwood-Endeavour Second JOA

Schedule 2.02	Allocation of Purchase Price

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